EXHIBIT LIST

Exhibit 99.1   Joint Filing Agreement, dated April 23rd, 2025, among the Reporting Persons (filed herewith).

EXHIBIT 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of preferred stock, of General American Investors Company, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 23rd, 2025

TD Asset Management Inc.

By: /s/ 'Marco Camaioni
Name/Title: Marco Camaioni / Vice President & Director

Epoch Investment Partners, Inc.

By: /s/ / 'David A. Barnett'
Name/Title: David A. Barnett / Managing Attorney & Chief Compliance Officer